EXHIBIT 21.1

Subsidiaries of Rice Energy Inc. 1
(as of December 31, 2016)

Name of Subsidiary	Jurisdiction of Organization
Rice Energy Operating LLC	Delaware

Rice Drilling B LLC	Delaware

Rice Drilling D LLC	Delaware

Vantage Energy Holdings LLC	Delaware

Vantage Energy, LLC	Delaware

Vantage Fort Worth Energy LLC	Delaware

Rice Midstream Holdings LLC	Delaware

Rice Olympus Midstream LLC	Delaware

Rice Midstream Management LLC	Delaware

Rice Midstream Partners LP	Delaware

Rice Midstream OpCo LLC	Delaware

Rice Water Services (OH) LLC	Delaware

Rice Poseidon Midstream LLC	Delaware

(1) The names of certain subsidiaries have been omitted since, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary as of the end of the year covered by this report, as defined under the Securities and Exchange Commission Regulation S-X 210.1-02(w).